UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.	Hillary B. Smith, Esq.
Jeffrey R. Vetter, Esq.	Vice President, General Counsel and Secretary
Fenwick & West LLP	SuccessFactors, Inc.
801 California Street	1500 Fashion Island Blvd., Suite 300
Mountain View, California 94041	San Mateo, CA 94404
(650) 988-8500	(650) 645-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011 and amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on December 22, 2011, Amendment No. 2 to Schedule 14D-9 filed with the SEC on December 27, 2011, Amendment No. 3 to Schedule 14D-9 filed with the SEC on January 11, 2012, Amendment No. 4 to Schedule 14D-9 filed with the SEC on January 13, 2012, Amendment No. 5 to Schedule 14D-9 filed with the SEC on January 17, 2012 and Amendment No. 6 to Schedule 14D-9 filed with the SEC on January 19, 2012 (as previously filed with the SEC, as amended the “Schedule 14D-9”) by SuccessFactors, Inc., a Delaware corporation (“SuccessFactors”), relating to the tender offer by Saturn Expansion Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share, of SuccessFactors (“Common Stock”) at a purchase price of $40.00 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on December 16, 2011, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 7. This Amendment No. 7 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the paragraph under the subsection entitled “U.S. National Security Regulations” to read as follows:

“Section 721 of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 and by the Foreign Investment and National Security Act of 2007 (the “Exon-Florio Amendment”), empowers the President of the United States of America to review and, if necessary, prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States. Pursuant to the Exon-Florio Amendment, the Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction, except in limited circumstances, which do not apply in this case. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. The parties filed a joint voluntary notice with CFIUS pursuant to the Exon-Florio Amendment and its implementing regulations, which was accepted with an effective date of December 22, 2011. The initial 30 day review period expired on January 20, 2012. Under the Exon-Florio Amendment, if CFIUS has not completed its work within the initial 30 day review period, CFIUS has the right to investigate the transaction for up to an additional 45 calendar days before making a recommendation. On January 20, 2012, the parties received written notification from CFIUS that it would initiate such an investigation to complete its assessment. The additional 45-day period expires on March 5, 2012, though it is possible CFIUS’ investigation could be completed sooner. The decision by CFIUS to proceed with an investigation is not unusual.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SuccessFactors, Inc.

By:	/s/ Bruce C. Felt, Jr.
Name:	Bruce C. Felt, Jr.
Title:	Chief Financial Officer
Date:	January 23, 2012

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